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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No.   ) *
                                              ---

                     Superior Industries International, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    868168105
                                    ---------
                                 (CUSIP Number)

                       (Holdings as of December 31, 2008)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 868168105
--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Met Investors Advisory, LLC
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)[ ]
               (b)[ ]

               Not Applicable
--------------------------------------------------------------------------------
3.             SEC USE ONLY

--------------------------------------------------------------------------------
4.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland
--------------------------------------------------------------------------------
NUMBER OF           5.  Sole Voting Power: None
SHARES              6.  Shared Voting Power: 2,420,307*
BENEFICIALLY        7.  Sole Dispositive Power: 0
OWNED BY            8.  Shared Dispositive Power: 2,420,307*
EACH
REPORTING
PERSON
WITH
--------------------------------------------------------------------------------
9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,420,307*
--------------------------------------------------------------------------------
10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               9.076%
--------------------------------------------------------------------------------
12.            TYPE OF REPORTING PERSON

               IA
--------------------------------------------------------------------------------

* Note 1: Met Investors Advisory, LLC, ("Met Investors") an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, serves as investment manager of each series of Met Investors Series Trust (the "Trust"), an investment company registered under the Investment Company Act of 1940. In its role as investment manager of the Trust, MetLife Investors has contracted with certain sub-advisers to make the day-to-day investment decisions investment for the certain series of the Trust.

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--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Met Investors Series Trust
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)[ ]
               (b)[ ]

               Not Applicable
--------------------------------------------------------------------------------
3.             SEC USE ONLY

--------------------------------------------------------------------------------
4.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
NUMBER OF           9.  Sole Voting Power: None
SHARES              10. Shared Voting Power: 2,420,307
BENEFICIALLY        11. Sole Dispositive Power: 0
OWNED BY            12. Shared Dispositive Power: 2,420,307
EACH
REPORTING
PERSON
WITH
--------------------------------------------------------------------------------
9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,420,307 shares
--------------------------------------------------------------------------------
10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               9.076%
--------------------------------------------------------------------------------
12.            TYPE OF REPORTING PERSON

               IV
--------------------------------------------------------------------------------

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ITEM 1(A)

Name of Issuer:                      Superior Industries International, Inc.

ITEM 1(B)

Address of Issuer's Principal        7800 Woodley Avenue
Executive Offices:                   Van Nuys, CA 91406

ITEM 2(A)

Name of Person Filing:               1) Met Investors Advisory, LLC
                                     2) Met Investors Series Trust
ITEM 2(B)

Address of Principal Business        5 Park Plaza, Suite 1900
Office or, if none, Residence:       Irvine, CA 92614

ITEM 2(C)

Citizenship:                         1) Maryland
                                     2) Delaware

ITEM 2(D)

Title of Class of Securities:        Common Stock, (the "Shares")

ITEM 2(E)

CUSIP Number:                        868168105

ITEM 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [X] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

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        (e) [X] An investment adviser in accordance with
                (S)240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with
                (S)240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with
                (S)240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

ITEM 4 OWNERSHIP

ITEM 4(A):

Amount Beneficially Owned:           2,240,307 shares

ITEM 4(B):

Percent of Class:                    9.076%

ITEM 4(C):

Number of shares as to which such person has:

     (i)   sole power to vote or
           to direct the vote:       None

     (ii)  shared power to vote or
           to direct the vote:       2,240,307

     (iii) sole power to dispose
           or to direct the
           disposition of:           0

     (iv)  shared power to dispose
           or to direct the
           disposition of:           2,240,307

ITEM 5                               Ownership of Five Percent or Less of a
                                     Class:

                                     Not Applicable.

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ITEM 6                               Ownership of More than Five Percent on
                                     Behalf of Another Person:

                                     Not Applicable.

ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                                     Company:

                                     Not Applicable.

ITEM 8                               Identification and Classification of
                                     Members of the Group:

                                     Not Applicable.

ITEM 9                               Notice of Dissolution of Group:

                                     Not Applicable.

ITEM 10 CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

Met Investors Advisory, LLC


By: /s/ Richard C. Pearson
    ------------------------------------------
    Richard C. Pearson


Met Investors Series Trust


By: /s/ Richard C. Pearson
    ------------------------------------------
    Richard C. Pearson